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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         BERKSHIRE REALTY COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   084710 10 2
            --------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                 ----------------------
CUSIP No. 084710 10 2                                         PAGE 2 OF 11 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WXI/BRH Gen-Par, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                              OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                           -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                               -0-
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                                       -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   -0-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO
--------------------------------------------------------------------------------

CUSIP No. 084710 10 2                                         PAGE 3 OF 11 PAGES



Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WXI/BRH Gen-Par, L.L.C. ("WHGP"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. hereby amend the report on Schedule 13D, dated March 4, 1999, as amended by Amendment No. 1 thereto dated March 8, 1999 (the "Schedule 13D"), filed in respect of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation ("Berkshire"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the
Schedule 13D.

Item 2.  Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph therein with the following paragraph:

                  This statement is being filed by Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WXI/BRH Gen-Par, L.L.C.("WHGP"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group", and, together with Whitehall, WHGP, WH Advisors, L.L.C. and GS&Co., the "Reporting Persons").*

                  Item 2 of the Schedule 13D is further amended by adding the following paragraphs at the end thereof:

                  As  described  in Items 3 and 4  below,  on  April  12,  1999,
         Berkshire Realty Holdings, L.P., a Delaware limited partnership ("Berkshire Holdings"), was formed in connection with the transactions that are the subject of this Schedule 13D. The general partners of Berkshire Holdings are WHGP, BRE/Berkshire GP L.L.C., an affiliate of Blackstone ("Blackstone GP"), and Aptco Gen-Par, L.L.C., an affiliate of the Krupp Affiliates ("Krupp GP"). The limited partners of Berkshire Holdings are Whitehall, certain other investment limited partnerships and corporations affiliated with GS&Co. and GS Group (the "GS Affiliated Investors"), BRE/Berkshire LP L.L.C., an affiliate of Blackstone ("Blackstone LP"), and Aptco Holdings, L.L.C., an affiliate of the Krupp Affiliates ("Krupp LP"). As previously disclosed, Whitehall, Blackstone and certain of the Krupp Affiliates had formed Aptco for the purpose of making a merger proposal for the acquisition of Berkshire and related transactions. As a result of the formation of Berkshire Holdings, however, Berkshire Holdings and its affiliates, rather than Aptco, will consummate the transactions described herein.

                  As a result of the formation of Berkshire Holdings, the partners of Berkshire Holdings, including WHGP, the GS Affiliated Investors, Blackstone GP, Blackstone LP, Krupp GP and

----------

* Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall, WHGP, WH Advisors, L.L.C., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 084710 10 2                                         PAGE 4 OF 11 PAGES



         Krupp LP may be deemed to have joined the "group" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) that may have been deemed to have been formed by the Reporting Persons, Blackstone and the Krupp Affiliates.* Pursuant to Rule 13(d)-1(k)(2), the Reporting Persons are filing individually.

                  WHGP is a Delaware limited liability company formed in connection with the transactions that are the subject of this Schedule 13D and is a wholly owned subsidiary of Whitehall.

                  The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each manager and executive officer of WHGP are set forth on Schedule IV hereto and are incorporated herein by reference.

                  None of  WHGP,  or to the best  knowledge  and  belief  of the
         Reporting Persons, any of the individuals listed in Schedule IV has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the knowledge of the Reporting Persons, each of Blackstone GP and Blackstone LP is a Delaware limited liability company that is an affiliate of Blackstone formed in connection with the transactions that are the subject of this Schedule 13D and whose business address is 345 Park Avenue, New York, New York 10154.

                  To the knowledge of the Reporting Persons, each of Krupp GP and Krupp LP is a Delaware limited liability company that is an affiliate of the Krupp Affiliates formed for the purpose of becoming a partner in Berkshire Holdings and whose business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

                  This Item 2 is  qualified  in its  entirety  by  reference  to
         Schedule IV which is attached hereto and incorporated into this Item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 of the schedule 13D is hereby amended by adding the following paragraphs after the second paragraph therein:

----------

* Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the GS Affiliated Investors, Blackstone, Blackstone GP, Blackstone LP, the Krupp Affiliates, Krupp GP and Krupp LP constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall together with the GS Affiliated Investors, Blackstone, Blackstone GP, Blackstone LP, the Krupp Affiliates, Krupp GP and Krupp LP constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 084710 10 2                                         PAGE 5 OF 11 PAGES



                  Berkshire Holdings was formed on April 12, 1999 in connection with the transactions that are the subject of this Schedule 13D. Pursuant to the terms of the Agreement of Limited Partnership of Berkshire Holdings, dated as of April 13, 1999 (the "Partnership Agreement") (attached hereto as Exhibit 7) the partners of Berkshire Holdings have agreed to contribute up to an aggregate of $316,349,295 in equity capital (as such amount may be reduced to take into account the number of OP Units that are converted into interests in Berkshire Holdings rather than cash and the amount of debt financing obtained with respect to the transactions described herein) to Berkshire Holdings. The Partnership Agreement provides that (i) Krupp GP and Krupp LP (acting together) will contribute to Berkshire Holdings at least 5,416,000 shares of Common Stock and/or OP Units currently owned by the Krupp Affiliates (having a value of $66,349,295, or $12.25 per share of Common Stock or OP Unit) and (ii) each of Whitehall and WHGP (acting together) and Blackstone GP and Blackstone LP (acting together) will contribute up to $125,000,000 in cash (as such amount may be reduced to take into account the number of OP Units that are converted into interests in Berkshire Holdings rather than cash and the amount of debt financing obtained with respect to the transactions described herein).

                  The partners of Berkshire Holdings expect to finance the transactions proposed herein with their equity contributions and with debt financing. The Commitment Letter has expired in accordance with its terms. However, the partners of Berkshire Holdings have had preliminary discussions with a mortgage broker regarding a financing of a substantial portion of the properties of Berkshire by the Federal Home Loan Mortgage Corporation ("Freddie Mac") and plan to continue to pursue such Freddie Mac financing with a view toward implementing such financing concurrently with the closing of the transactions described herein. Krupp GP, acting alone, has the authority to implement Freddie Mac financing which meets the parameters set forth in the Partnership Agreement. In the event that Krupp GP is not able to obtain the Freddie Mac financing within such parameters, WHGP and Blackstone GP, acting together, have the authority to obtain alternative financing, subject to the terms of the Partnership Agreement. Each of Whitehall and Blackstone has severally agreed, pursuant to a letter, dated April 13, 1999, between Berkshire Holdings, Whitehall and Blackstone (the "Second Commitment Letter") (attached hereto as Exhibit 8), and subject to the terms of such Second Commitment Letter, to provide to Berkshire Holdings 50% of an aggregate amount of financing of up to $755 million, but in no event more than 75.5% of the Transaction Value (as defined in the Second Commitment Letter).

                  Item 3 of the Schedule 13D is further amended by adding the following paragraph at the end thereof:

                           The information set forth in response to this Item 3 is qualified in its entirety by reference to the Partnership Agreement, the Second Commitment Letter and the Letter Agreement (as defined below), which are expressly incorporated herein by reference.

CUSIP No. 084710 10 2                                         PAGE 6 OF 11 PAGES



Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

                  On April 13, 1999, Berkshire Holdings and BRI Acquisition, LLC, a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with Berkshire (the "Merger Agreement") (attached hereto as Exhibit 9) pursuant to which, on the terms and subject to the conditions set forth therein, among other things, BRI Acquisition, LLC would be merged with and into Berkshire (provided that, at the option of Berkshire Holdings, upon the satisfaction of certain conditions, Berkshire would be merged with and into Berkshire Holdings) and the stockholders of Berkshire (other than Berkshire, Berkshire Holdings, the subsidiaries of Berkshire Holdings, and stockholders who properly exercise dissenters' rights under Delaware law) would receive in cash $12.25 per share of Common Stock.

                  On April 13, 1999, Berkshire Holdings and BRI Acquisition Sub, LP, a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with BRI OP (the "OP Merger Agreement") (attached hereto as Exhibit 10) pursuant to which, on the terms and subject to the conditions set forth therein, among other things, BRI Acquisition Sub, LP would be merged with and into BRI OP and the holders of outstanding OP Units (other than Berkshire Holdings, Berkshire and Berkshire Apartments, Inc.) would, at their election, be entitled to receive one of the following forms of consideration in respect of each outstanding OP Unit: (i) one Class A Preferred Unit (as defined in the Partnership Agreement) of Berkshire Holdings, (ii) one Class B Unit (as defined in the Partnership Agreement) of Berkshire Holdings, or (iii) $12.25 in cash.

                  To secure certain of its obligations under the Merger Agreement, Berkshire Holdings has entered into an Escrow Agreement, dated as of April 13, 1999 (the "Escrow Agreement") (attached hereto as
         Exhibit 11) with Berkshire, BRI OP and American Stock Transfer and Trust Company (the "Escrow Agent") pursuant to which Berkshire Holdings has deposited a letter of credit (the "Letter of Credit") (attached hereto as Exhibit 12) in favor of the Escrow Agent which may, subject to the terms of the Merger Agreement and the Escrow Agreement, be drawn upon at the direction of Berkshire to satisfy the obligation of Berkshire Holdings and BRI Acquisition, LLC to pay certain amounts to Berkshire if the Merger Agreement is terminated in certain circumstances.

                  In addition, the partners of Berkshire Holdings have entered into an agreement (the "Letter Agreement") (attached hereto as Exhibit
         14), dated as of April 13, 1999, governing certain matters relating to the Partnership Agreement and the transactions described herein.

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the OP Merger Agreement, the Escrow Agreement, the Letter of Credit and the Letter Agreement, which are expressly incorporated herein by reference.

CUSIP No. 084710 10 2                                         PAGE 7 OF 11 PAGES



Item 5.  Interests in Securities of the Issuer.

                  Item 5(a) of the Schedule 13D is hereby amended by adding the following paragraphs after the third paragraph therein:

                  As of April 14, 1999, no shares of Common Stock were beneficially owned by WHGP.

                  Based on information provided by Blackstone to the Reporting Persons, as of April 14, 1999, no shares of Common Stock were beneficially owned by either Blackstone GP or Blackstone LP.

                  Based on information provided by the Krupp Affiliates to the Reporting Persons, as of April 14, 1999, no shares of Common Stock were beneficially owned by either Krupp GP or Krupp LP.

                  Item 5(a) of the Schedule 13D is hereby further amended by replacing the last paragraph therein with the following paragraph:

                  None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedules I, II and IV hereto, beneficially own any shares of Common Stock other than as set forth herein.

                  Item 5(c) of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

                  None of WHGP, and based on information provided by Blackstone, the Krupp Affiliates and the persons listed on Schedule IV hereto to the Reporting Persons, any of the persons listed on Schedule IV hereto, Blackstone GP, Blackstone LP, Krupp GP or Krupp LP, has been a party to any transaction in the Common Stock during the sixty-day period ending on April 14, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby amended by replacing the existing paragraph with the following paragraphs:

                  On April 13, 1999 Douglas S. Krupp entered into a voting agreement (the "Voting Agreement") with Berkshire and BRI OP, pursuant to which Douglas S. Krupp has agreed to vote, and to cause persons or entities affiliated with him to vote, (i) the Common Stock which they own in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (ii) the OP Units which they own in favor of adoption of the OP Merger Agreement and the approval of the transactions contemplated thereby. A copy of the Voting Agreement is attached hereto as Exhibit 14 and is incorporated herein by reference.

CUSIP No. 084710 10 2                                         PAGE 8 OF 11 PAGES




                  Except as disclosed in Items 3, 4, 5 and 6, the Joint Filing Agreement, dated March 4, 1999, among Whitehall, WH Advisors, L.L.C., GS Group and GS&Co. (attached hereto as Exhibit 4) and the Joint Filing Agreement, dated April 14, 1999, among the Reporting Persons (attached hereto as Exhibit 15), none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to any securities of Berkshire, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

         Exhibit No.       Exhibit
         -----------       -------

             7. Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated as of April 13, 1999, among Whitehall, WHGP, Blackstone GP, Blackstone LP, Krupp GP, Krupp LP, the GS Affiliated Investors, and, for the purposes of Section 4.4(c) only, BCLP.

             8.            Commitment  Letter,   dated  April  13,  1999,  among
                           Berkshire Holdings, Whitehall and Blackstone.

             9. Agreement and Plan of Merger, dated as of April 13, 1999, among Berkshire Holdings, BRI Acquisition, LLC and Berkshire.

             10. Agreement and Plan of Merger, dated as of April 13, 1999, among Berkshire Holdings, BRI Acquisition Sub, LP Berkshire Apartments, Inc. and BRI OP.

             11. Escrow Agreement, dated as of April 13, 1999, among Berkshire, BRI OP, Berkshire Holdings and the Escrow Agent.

             12. Letter of Credit, dated April 13, 1999, deposited by Berkshire Holdings in favor of the Escrow Agent.

             13. Letter Agreement, dated as of April 13, 1999, among the partners of Berkshire Holdings.

             14. Voting Agreement, dated as of April 13, 1999, among Douglas S. Krupp, Berkshire and BRI OP.

             15. Joint Filing Agreement, dated April 14, 1999, among the Reporting Persons.

CUSIP No. 084710 10 2                                         PAGE 9 OF 11 PAGES




                                    SIGNATURE

                  After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  April 15, 1999

                                            WHITEHALL STREET REAL ESTATE
                                            LIMITED PARTNERSHIP XI

                                            By:  WH Advisors, L.L.C. XI,
                                                 its general partner

                                            By: /s/ Ralph F. Rosenberg
                                               ---------------------------------
                                               Name:  Ralph F. Rosenberg
                                               Title: Manager and Vice President

                                            WXI/BRH GEN-PAR, LLC

                                            By: /s/ Ralph F. Rosenberg
                                               ---------------------------------
                                               Name:  Ralph F. Rosenberg
                                               Title: Manager and Vice President

                                            WH ADVISORS, L.L.C. XI

                                            By: /s/ Ralph F. Rosenberg
                                               ---------------------------------
                                               Name:  Ralph F. Rosenberg
                                               Title: Manager and Vice President

                                            THE GOLDMAN SACHS GROUP, L.P.

                                            By: /s/ Hans L. Reich
                                               ---------------------------------
                                               Name:  Hans L. Reich
                                               Title: Attorney-in-Fact

                                            GOLDMAN, SACHS & CO.

                                            By: /s/ Hans L. Reich
                                               ---------------------------------
                                               Name:  Hans L. Reich
                                               Title: Attorney-in-Fact

CUSIP No. 084710 10 2                                        PAGE 10 OF 11 PAGES



                                   SCHEDULE IV

                  The name, position and present principal occupation of each manager and executive officer of WXI/BRH Gen-Par, L.L.C. are set forth below.

                  The business address of all the executive officers and managers listed below except Todd A. Williams is 85 Broad Street, New York, New York 10004. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

                  All executive officers and managers listed below are United States citizens.

Name                                Position                           Present Principal Occupation
----                                --------                           ----------------------------

Rothenberg, Stuart M.               Manager/Vice President             Managing Director of
                                                                       Goldman, Sachs & Co.

Neidich, Daniel M.                  Manager/President                  Managing Director of
                                                                       Goldman, Sachs & Co.

Weil, David M.                      Vice President                     Managing Director of
                                                                       Goldman, Sachs & Co.

Rosenberg, Ralph F.                 Manager/Vice President/            Managing Director of
                                    Assistant Secretary                Goldman, Sachs & Co.

Williams, Todd A.                   Vice President/Assistant           Managing Director of
                                    Secretary/Assistant                Goldman, Sachs & Co.
                                    Treasurer

Naughton, Kevin D.                  Vice President/Secretary/          Vice President of
                                    Treasurer                          Goldman, Sachs & Co.

Siskind, Edward M.                  Vice President/Assistant           Managing Director of
                                    Treasurer                          Goldman, Sachs & Co.

Klingher, Michael K.                Vice President                     Managing Director of
                                                                       Goldman, Sachs & Co.

Kava, Alan S.                       Vice President                     Vice President of
                                                                       Goldman, Sachs & Co.

CUSIP No. 084710 10 2                                       PAGE 11 OF 11 PAGES



Name                                Position                           Present Principal Occupation
----                                --------                           ----------------------------

Feldman, Steven M.                  Vice President                     Managing Director of
                                                                       Goldman, Sachs & Co.

Lauer, Kate                         Vice President/Assistant           Vice President of
                                    Secretary                          Goldman, Sachs & Co.

Sack, Susan L.                      Vice President/Assistant           Vice President of
                                    Secretary                          Goldman, Sachs & Co.

Burban, Elizabeth M.                Vice President/Assistant           Vice President of
                                    Secretary                          Goldman, Sachs & Co.

                                 EXHIBIT INDEX


                                                                        EDGAR
Exhibit                                                                Exhibit
   No.      Exhibit                                                      No.
-------     -----------------------------------------------------     ---------

  7.        Agreement of Limited  Partnership of Berkshire Realty        99.7
            Holdings,  L.P.,  dated as of April 13,  1999,  among
            Whitehall,  WHGP, Blackstone GP, Blackstone LP, Krupp
            GP, Krupp LP, the GS Affiliated Investors, and, for the purposes of Section 4.4(c) only, BCLP.

  8.        Commitment  Letter,   dated  April  13,  1999,  among        99.8
            Berkshire Holdings, Whitehall and Blackstone.

  9.        Agreement  and Plan of Merger,  dated as of April 13,         2.1
            1999, among Berkshire Holdings, BRI Acquisition, LLC and Berkshire.

  10.       Agreement  and Plan of Merger,  dated as of April 13,         2.2
            1999, among Berkshire Holdings,  BRI Acquisition Sub,
            LP Berkshire Apartments, Inc. and BRI OP.

  11.       Escrow  Agreement,  dated as of April 13, 1999, among        99.9
            Berkshire,  BRI OP, Berkshire Holdings and the Escrow
            Agent.

  12.       Letter of Credit,  dated April 13, 1999, deposited by       99.10
            Berkshire Holdings in favor of the Escrow Agent.

  13.       Letter  Agreement,  dated as of April 13, 1999, among       99.11
            the partners of Berkshire Holdings.

  14.       Voting  Agreement,  dated as of April 13, 1999, among           9
            Douglas S. Krupp, Berkshire and BRI OP.

  15.       Joint Filing  Agreement,  dated April 14, 1999, among       99.12
            the Reporting Persons.